August 28, 2018

Richard Fiato
Corporate Counsel
Conifer Holdings, Inc.
550 West Merrill Street
Suite 200
Bermingham, MI 48009

       Re: Conifer Holdings, Inc.
           Form S-1
           Filed August 10, 2018
           File No. 333-226778

Dear Ms. Fiato:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 10, 2018

Cover Page

1. We note your disclosure that if the listing of the Notes is approved, trading of the Notes on the Nasdaq Global Market is expected to commence within 30 days after the initial delivery of the Notes. Please tell us whether the offering is contingent upon securing listing approval and if its not, please amend your cover page disclosure to clearly state this fact and provide related disclosure in the Risk Factors section.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Richard Fiato
Conifer Holdings, Inc.
August 28, 2018
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 2920551-3675
with any questions.



FirstName LastNameRichard Fiato                            Sincerely,
Comapany NameConifer Holdings, Inc.
                                                           Division of
Corporation Finance
August 28, 2018 Page 2                                     Office of Healthcare
& Insurance
FirstName LastName